April 9, 2025

Ming-Chia Huang
Chief Executive Officer
MKDWELL Tech Inc.
1F, No. 6-2, Duxing Road
Hsinchu Science Park
Hsinchu City 300, Taiwan

       Re: MKDWELL Tech Inc.
           Registration Statement on Form F-1
           Filed on April 3, 2025
           File No. 333-286370
Dear Ming-Chia Huang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   David Manno